Filed by: Teva
                                                       Pharmaceutical Industries
                                                       Limited Pursuant to Rule
                                                       425 under the Securities
                                                       Act of 1933 and deemed
                                                       filed pursuant to Rule
                                                       14a-12 under the
                                                       Securities Exchange Act
                                                       of 1934

                                                       Subject Companies:
                                                       Ivax Corporation

                                                       Commission File No.
                                                       001-09623


                                                         Translation to English
                                     Only the original Hebrew version is binding


[GRAPHIC OMITTED][GRAPHIC OMITTED]            [GRAPHIC OMITTED][GRAPHIC OMITTED]
  Teva Pharmaceutical Industries Ltd.
  Web Site: www.tevapharm.com                  Web Site: www.ivax.com
________________________________________________________________________________
Contact:   Dan Suesskind
           Chief Financial Officer
           Teva Pharmaceutical Industries Ltd.
           (011) 972-2-589-2840                   Neil Flanzraich
                                                  Vice Chairman and President
           George Barrett                         IVAX Corporation
           President and CEO                      (305) 575-6008
           Teva North America
           (215) 591-3030                         David Malina
                                                  Vice President,
                                                  Investor Relations
                                                  and Corporate Communications
           Investor Relations                     IVAX Corporation
           Teva Pharmaceutical Industries Ltd.    (305) 575-6043
           (011) 972-3-926-7554

FOR IMMEDIATE RELEASE
---------------------

                Teva and IVAX Shareholders Approve Pending Merger

Jerusalem, Israel and Miami, Florida, October 27, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced that, at separate shareholder meetings held earlier today, their shareholders overwhelmingly approved the respective proposals submitted to them relating to the acquisition of IVAX by Teva. In excess of 98% of both the Teva shares and the IVAX shares voting voted in favor of the transaction.

"We are pleased with the overwhelming support demonstrated by both Teva and IVAX shareholders in approving the merger and thereby endorsing our strategic vision for the combined company. We look forward to completing the transaction, as we work to obtain the requisite antitrust approvals as expeditiously as possible." stated Israel Makov, Teva's President and Chief Executive Officer.

Commenting on the vote, Dr. Phillip Frost, Chairman and Chief Executive Officer of IVAX, stated "I am pleased the IVAX shareholders voted overwhelmingly to approve the merger with Teva. IVAX and Teva are two strong organizations with successful track records. We look forward to the success of the combined organizations."

As previously announced, the companies continue to expect that the transaction will close in late 2005 or early 2006.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.


About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, including any required divestitures in connection with obtaining antitrust approvals, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone(R) sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin(R) and Allegra(R), the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.